

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 16, 2010

David Hauser
Chairman and Chief Executive Officer
FairPoint Communications, Inc.
521 East Morehead Street, Suite 500
Charlotte, North Carolina 28202

> Re:    **FairPoint Communications, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2009**
> **Filed May 28, 2010**
> **File No. 001-32408**
> **Form 10-Q for Quarterly Period Ended March 31, 2010**
> **Filed June 18, 2010**
> **File No. 001-32408**
> **Form 10-Q for Quarterly Period Ended June 30, 2010**
> **Filed August 5, 2010**
> **File No. 001-32408**

Dear Mr. Hauser:

We have reviewed your Form 10-K for the fiscal year ended December 31, 2009, your Form 10-Q for the quarterly period ended March 31, 2010 and your Form 10-Q for the quarterly period ended June 30, 2010 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Form 10-Q for the Quarter Ended June 30, 2010

Item 2. Management's Discussion and Analysis of Financial Conditions and Results of Operations, page 55

1. We note that the Vermont Public Service Board issued an order June 28, 2010 denying your bankruptcy plan because it was skeptical of the company's assumptions underlying its projections following bankruptcy. Tell us what the anticipated ramifications of this denial will be on the company's financial condition and results of operations.

Item 1A. Risk Factors, page 78

2. We note your risk factor entitled "We may not be able to obtain confirmation of the Plan", which indicates that the Consenting Lenders would not be required to support or vote to approve your bankruptcy plan if there are material modifications. We note, however, that the corresponding disclosure in your Form 10-K does not specify that material modification is a prerequisite condition to the Consenting Lenders right to withdraw their acceptance of the Plan. Please clarify whether the Consenting Lenders may remove their support for and/or refuse to vote for the bankruptcy plan without a material modification to that plan.

Form 10-Q for the Quarter Ended June 30, 2010 and
Form 10-Q for the Quarter Ended March 31, 2010

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview

3. We note that access lines remain the primary source of revenues for the company. However, we note your statements that you have experienced a decline in access lines due to increased competition. Please revise to discuss management's plan for achieving profitability. Discuss whether broadband service is a key element of management's plan and how expenses will be significantly reduced.

Item 4. Controls and Procedures

4. We note your statement that your material weaknesses which were identified in your Form 10-K for the year ended December 31, 2009 remained in existence as of the date of your June 30, 2010 Form 10-Q. Please reconcile this statement with the statement in your Form 10-K that management believed it had corrected the primary issues that led to the restatement.

Form 10-K for the Year Ended December 31, 2009

Item 1. Business, page 2

The Plan, page 5

5.  We note that holders of unsecured claims will receive pro rata distributions of new common stock, proceeds from a litigation trust and warrants in satisfaction of their claims.  Make clear whether this group includes the common stockholders of the company and the likelihood that existing stockholders will receive significantly less value than their current holdings in the company.

Item 1A. Risk Factors, page 39

Risks Related to the Chapter 11 Cases, page 39

6.  We note the last two sentences of this risk factor.  In light of the importance of this to your common stockholders, put these statements in bold-faced type at the forefront of your discussion of the bankruptcy plan.

Item 5. Market for Registrant's Common Equity…, page 54

Unregistered Sales of Equity Securities, page 56

7.  Clarify whether the options and restricted stock awarded to Mr. Hauser on July 1, 2009 will be cancelled in bankruptcy.

Item 7. Management's Discussion and Analysis…, page 59

8.  Recent news articles indicate that you will be incurring substantial new costs related to property taxes on telephone poles that you had been exempt from paying.  Please disclose these costs to the extent that they represent a material operating expense, a significant economic change under S-K Item 303(a)(3)(i) or constitute a known trend or uncertainty under S-K Item 303(a)(3)(ii).

Item 10. Directors, Executive Officers and Corporate Governance, page 157

9.  We note your disclosure of biographical information for proposed new board members via web site link.  Revise to include this information in your filing.  In addition, expand to include all the information required by Item 401(a) and (e) of Regulation S-K (the respective ages and qualifications) of all the directors nominated to become directors.

Item 11. Executive Compensation, page 162

General Principles and Procedures, page 162

10. We note that you consider compensation packages afforded to comparable company executives in setting your own executive compensation levels. In your response letter, please indicate whether you benchmark – use compensation data about other companies as a reference point on which, either wholly or in part, to base, justify or provide a framework for a compensation decision. If you do benchmark, identify all of the peer companies that are considered for purposes of this benchmarking exercise. For further information, please see Question 118.05 of the Compliance & Disclosure Interpretations (last updated July 3, 2008), available on our website at:
http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

Executive Compensation Decisions for 2009, page 166

11. We note that all common stock will be extinguished as part of your bankruptcy plan. Clarify whether any long term incentive plan awards in 2009 (page 171) will also be cancelled as part of the bankruptcy plan.

12. We note that you have not included any disclosure in response to Item 402(s) of Regulation S-K. Please advise us of the basis for your conclusion that disclosure is not necessary and describe the process you undertook to reach that conclusion.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Jonathan Groff, Staff Attorney, at 202-551-3458 or me at 202-551-3810 with any questions.

Sincerely,

/s/ Larry Spirgel
Larry Spirgel
Assistant Director